UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

For Registration of Certain Classes of Securities

Pursuant to Section 12(b) or 12(g) of the

Securities Exchange Act of 1934

LPL Investment Holdings Inc.

(Exact name of registrant as specified in its charter)

Delaware	20-3717839
(State of Incorporation)	(I.R.S. Employer Identification No.)

One Beacon Street, Floor 22
Boston, MA	02108
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.   ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.   ☒

Securities Act registration statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act:  Common Stock, par value $0.001 per share

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant’s Securities to be Registered

This registration statement relates to the registration of common stock, par value $0.001 per share, of LPL Investment Holdings Inc., a Delaware corporation (the “Company”), pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

General

Under our charter, we currently have authority to issue up to 200,000,000 shares of capital stock, of which all shares shall be shares of common stock, par value $0.001 per share.  As of March 31, 2009, we had 93,957,966.90 shares of common stock outstanding, held by 1,147 holders, including 7,423,973 shares of restricted common stock which is held by approximately 1,070 registered representatives.  Additionally, as of March 31, 2009 we have granted options to acquire 20,402,965 shares of common stock to approximately 2,246 of our employees, directors and registered representatives and warrants to acquire 21,755 shares of common stock to approximately 70 financial institutions.  We have also issued stock units to certain of our employees under the 2008 Nonqualified Deferred Compensation Plan which will entitle the holders to 2,823,432 shares of common stock upon the earlier to occur of the employee’s death or disability, a change in control of the Company or a date in 2012 to be determined by the Company’s Board of Directors.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights.  An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors (the “Board”), subject to any preferential dividend rights of any series of preferred stock that is outstanding at the time of the dividend.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

All shares of common stock will, when issued, be duly authorized, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future.

Stockholders’ Agreement

On December 28, 2005, we, the investment funds affiliated with TPG Partners IV, L.P., and Hellman & Friedman Capital Partners V, L.P. (the “Majority Holders”), the founders and those executives who entered into employment agreements entered into a stockholders’ agreement. Any person who becomes a holder of our common stock is also subject to the terms of the stockholders’ agreement, which contains the following provisions among others:

•

a right to designate a certain number of directors to the Board and the board of directors of our subsidiaries. Of the current eight members of each of the boards, the Majority Holders initially had the right to designate four of the directors. The Majority Holders also have the right to designate one independent director after consultation with our chief executive officer, if the selection is reasonably acceptable to the Founders;

•

certain limitations on transfers of common stock prior to the earlier to occur of (i) December 28, 2009 and (ii) the occurrence of an initial public offering, and in the case of all transfers, the transferee will be required to become a party to the stockholders’ agreement and the transferred shares will continue to be subject to the restrictions and provisions thereunder;

•	the right of the Company to repurchase shares of common stock if the holder’s employment or service relationship with the Company is terminated;

•	the right of a holder of common stock to require the Company to purchase shares if the holder’s employment is terminated as a result of death, disability or retirement following the age of 65;

•

from and after December 28, 2009 and prior to an initial public offering, the Company’s right of first refusal over any shares of common stock proposed to be transferred by a holder to a third party other than a permitted transferee;

•

the ability of holders of common stock to “tag-along” their shares of common stock to sales by the Majority Holders on a pro-rata basis (the founders’ “tag-along” right provides for the ability to “tag-along” a number of shares equal to two times their pro-rata share of the shares being sold);

•	the ability of the Majority Holders to “drag-along” common stock under certain circumstances;

•

customary demand registration rights for the Majority Holders and founders and piggyback registration rights for the holders of common stock (the founders’ piggyback registration right provides for the ability to register a number of shares equal to two times their pro-rata share of all of the shares being registered);

•

the restriction on the Company to, prior to an initial public offering, enter into any transaction with, or for the benefit of, any of its affiliates involving an aggregate consideration in excess of $2 million, unless approved by a majority of the independent members of the Board;

•	restrictions on dividends, redemptions and repurchases with respect to common stock prior to an initial public offering subject to certain exceptions; and

•	a preemptive right of the holders of common stock to purchase a pro-rata portion of any new securities we offer.

Fifth Amended and Restated 2000 Stock Bonus Plan

Under our Fifth Amended and Restated 2000 Stock Bonus Plan, certain of our registered representatives have received, and may in the future receive, restricted shares of our common stock (the “restricted shares”). These restricted shares may not be sold, assigned or transferred and are not entitled to receive dividends or non-cash distributions, until either a sale of the Company that constitutes a change in control or an initial public offering (each a “performance events”). If prior to the occurrence of a performance event, either the Company or any of its material subsidiaries files a petition in bankruptcy or makes an assignment for the benefit of creditors or a third party files a petition in bankruptcy against the Company or any of its material subsidiaries, the restricted shares will be immediately cancelled and extinguished without further action by the Company. The holders of these restricted shares shall have full voting rights and shall be the legal and beneficial owner of the shares.

Anti-takeover Effects of the Delaware General Corporation Law and our Certificate of Incorporation and Bylaws

Our certificate of incorporation and our bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the Board the power to discourage acquisitions that some stockholders or holders of bonus credits may favor.

Board of Directors

Our bylaws provide that the number of directors will be fixed from time to time solely pursuant to a resolution adopted by the whole Board. The Board currently has eight members.

Requirements for Stockholder Meetings and Interim Election of Directors

Our bylaws provide that special meetings of the stockholders may be called only upon the request of the chairman of the Board or by the Board pursuant to a resolution adopted by a majority of the “whole board” (as defined in our bylaws). Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed.

These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Business Combinations under Delaware Law

Section 203 of the Delaware General Corporation Law (“DGCL”) does not apply to our company because we do not have a class of stock that is listed on a national securities exchange, authorized for quotation on The NASDAQ Stock Market or held of record by more than 2,000 stockholders. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the stockholder became an interested stockholder, subject to certain exceptions, including if, prior to such time, the Board approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock.

Item 2.    Exhibits

Exhibit
Number	Exhibit Description

3.1	Certificate of Incorporation of LPL Investment Holdings Inc. (previously filed as Exhibit 3.1 to the Registration Statement on Form 10 filed on April 30, 2007 and incorporated herein by reference).

3.2

Amendment to the Certificate of Incorporation of LPL Investment Holdings Inc., dated December 20, 2005 (previously filed as Exhibit 3.2 to the Registration Statement on Form 10 filed on April 30, 2007 and incorporated herein by reference).

3.3

Amendment to the Certificate of Incorporation of LPL Investment Holdings Inc., dated March 10, 2006 (previously filed as Exhibit 3.3 to the Registration Statement on Form 10 filed on April 30, 2007 and incorporated herein by reference).

3.4

Amendment to the Certificate of Incorporation of LPL Investment Holdings Inc., dated December 27, 2007 (previously filed as Exhibit 3.1 to the Registrant’s Form 8-K filed on January 4, 2008 and incorporated herein by reference).

3.5

Amendment to the Certificate of Incorporation of LPL Investment Holdings Inc., dated March 31, 2008 (previously filed as Exhibit 3.5 to the Registrant’s Form 10-K filed on March 31, 2008 and incorporated herein by reference).

3.6	Bylaws of LPL Investment Holdings Inc. (previously filed as Exhibit 3.1 to the Registrant’s 8-K filed on June 3, 2008 and incorporated herein by reference).

4.1

Stockholders’ Agreement, dated December 28, 2005, among the Company, LPL Holdings, Inc. and other stockholders party thereto (previously filed as Exhibit 10.15 to the Registrant’s Form 10-12G/A filed on July 10, 2007 and incorporated herein by reference).

4.2	Fifth Amended and Restated 2000 Stock Bonus Plan (previously filed as Exhibit 4.1 to the Registrant’s 8-K filed on December 18, 2008 and incorporated herein by reference).

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: April 24, 2009	LPL Investment Holdings Inc.

	By:	/s/ MARK S. CASADY
Mark S. Casady
Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

3.1	Certificate of Incorporation of LPL Investment Holdings Inc. (previously filed as Exhibit 3.1 to the Registration Statement on Form 10 filed on April 30, 2007 and incorporated herein by reference).

3.2

Amendment to the Certificate of Incorporation of LPL Investment Holdings Inc., dated December 20, 2005 (previously filed as Exhibit 3.2 to the Registration Statement on Form 10 filed on April 30, 2007 and incorporated herein by reference).

3.3

Amendment to the Certificate of Incorporation of LPL Investment Holdings Inc., dated March 10, 2006 (previously filed as Exhibit 3.3 to the Registration Statement on Form 10 filed on April 30, 2007 and incorporated herein by reference).

3.4

Amendment to the Certificate of Incorporation of LPL Investment Holdings Inc., dated December 27, 2007 (previously filed as Exhibit 3.1 to the Registrant’s Form 8-K filed on January 4, 2008 and incorporated herein by reference).

3.5

Amendment to the Certificate of Incorporation of LPL Investment Holdings Inc., dated March 31, 2008 (previously filed as Exhibit 3.5 to the Registrant’s Form 10-K filed on March 31, 2008 and incorporated herein by reference).

3.6	Bylaws of LPL Investment Holdings Inc. (previously filed as Exhibit 3.1 to the Registrant’s 8-K filed on June 3, 2008 and incorporated herein by reference).

4.1

Stockholders’ Agreement, dated December 28, 2005, among the Company, LPL Holdings, Inc. and other stockholders party thereto (previously filed as Exhibit 10.15 to the Registrant’s Form 10-12G/A filed on July 10, 2007 and incorporated herein by reference).

4.2	Fifth Amended and Restated 2000 Stock Bonus Plan (previously filed as Exhibit 4.1 to the Registrant’s 8-K filed on December 18, 2008 and incorporated herein by reference).

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